d·local

# Earnings Presentation

Q1'25

# Forward–looking statements

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.



# Pedro Arnt
Chief Executive Officer



# Jeffrey Brown
Interim Chief Financial Officer

# CEO Message

# Q1'25 Key takeaways

## 1

## Consistent and strong execution

→ Record highs across key financial and operational metrics.
→ TPV reached the milestone of $8 billion, +53% YoY and +5% QoQ. In constant currency, TPV would have increased +72% YoY.
→ Record revenue and gross profit, demonstrating the strength and continued geographic diversification of the business.
→ Adjusted EBITDA/Gross Profit Ratio at 68%.
→ Strong cash flow: free cash/net income at 85%.

## 2

## Commercial efforts delivering tangible results

→ TPV retention rate of 144%, demonstrating the defensibility of our business with our merchant base.
→ TPV growing north of 50% for a second consecutive quarter, underscoring the success of our strategy and the increasing demand for our services.

## 3

## Tech investments driving efficiencies

→ Automation and AI driving operational efficiency and performance optimization across key areas.
→ Product improvement to maximize merchant success and retention through improved conversion rates and cost to serve.

# Financial highlights

**d·**

## TPV
### US$8.1B

▲+53% YoY ▲+5% QoQ
▲+72% YoY CC[1]

QoQ growth mainly driven by sustained expansion in cross-border payment volumes across different countries and verticals.

## Revenue
### US$217M

▲+18% YoY ▲+6% QoQ
▲+36% YoY CC[1]

QoQ increase driven by higher cross-border share, partially offset by the performance in Mexico.

## Gross profit
### US$85M

▲+35% YoY ▲+1% QoQ
▲+59% YoY CC[1]

QoQ growth driven by positive performance in Argentina and Other LatAm, partially offset by Brazil, Mexico and Other Africa and Asia.

## Adjusted EBITDA
### US$58M

▲+57% YoY ▲+2% QoQ

OPEX decreasing QoQ, driven by reduction in G&A and tech expenses.
Adjusted EBITDA/Gross Profit Ratio: **68%**

## Net income
### US$47M

▲+163% YoY ▲+57% QoQ

Growth impacted by a positive non-cash mark to market effect related to our Argentine bond investments and lower finance costs.

## Free cash flow (FCF)
### US$40M

▲+200% YoY ▲+22% QoQ

Continued strong cash generation, with FCF to net income ratio at **85%**.

Note: [1] Constant currency growth. Please refer to page 29 for the reconciliation.

# Commercial highlights

Our continued commitment to innovation, customer satisfaction, and expansion of our footprint throughout emerging markets allows us to maintain and strengthen the relationships with our merchants and ultimately, increase our share of wallet with them.



We continue to strengthen our partnership with Temu, enabling their customers to transact seamlessly across more than 15 emerging markets across Africa, Asia, and Latin America.



The partnership ramping up across key markets, demonstrating strong growth in LatAm and in several African and Asian countries. We remain committed to supporting the merchant's global expansion efforts, launching operations in two new markets in Africa.



Rappi has been achieving significant growth in both Colombia and Argentina, after a latest round of new feature deployments on their behalf.



Hormart has been experiencing strong growth in LatAm, with notable performance in Brazil and Mexico. We continue to strengthen our partnership with them by launching operations in Ecuador and increasing our share of wallet in other LatAm markets.

# Technology & Product developments

Our advancements were centered on leveraging automation and AI to drive operational efficiency and optimize performance across key areas

### Operational efficiency


→ **Artificial Intelligence:** Implementation of AI significantly improved efficiency in customer experience, and compliance monitoring, by automating tasks previously handled manually

→ **Process Automation:** Automation was enhanced in handling chargebacks and refunds, substantially augmenting merchant win rate on chargebacks and accelerating refund flows

→ **Integration Efficiency:** Redesigned integration system accelerated the setup process for new integrations, cutting down the time required from days to just a few hours

→ **Merchant Settlement:** The implementation of an improved merchant settlement system streamlined operations and greatly reduced the need for manual intervention

### Optimization of performance to maximize conversion rates and TPV


→ Enhancement of **our smart request strategies,** resulting in a **1.2 p.p. increase in conversion rates**

→ **Deployment of the Smart 3DS** in some African countries, strengthening payment security protocols for high-risk transactions and driving a **6 p.p. improvement in conversion rates**

→ **Driving** system wide **network tokenization** support across Argentina, Colombia, Uruguay, and Peru, **boosting conversion rates**, with notable gains in Colombia (+1.6 p.p) and Argentina (+1.4 p.p.)

# Financial Highlights

# TPV growth
## by vertical YoY *$ billion*

Remittances posting strong YoY growth driven by successful commercial efforts, along with sustained growth from on-demand delivery, commerce, and SaaS.

$5.3B — 1Q24

$7.7B — 4Q24

$8.1B — 1Q25

| % | Vertical |
|---|---|
| 23% | Other[2] |
| -1% | Travel |
| 184% | Remittances |
| -16% | Advertising |
| 71% | On-demand Delivery |
| 42% | Streaming |
| 59% | SaaS |
| 42% | Ride Hailing |
| 29% | Financial services[1] |
| 67% | Commerce |

Note: [1] In 1Q25, financial services include wallets (0.2% of total TPV) and crypto (0.3% of total TPV). [2]Other includes e-learning, gaming and other verticals.

# TPV breakdown



### TPV by type of flow *$ billion*

- Cross-border[1]
- Local-to-local[2]

**Cross-border:** +14% QoQ and +76% YoY, reaching the milestone of $4B, mainly driven by remittances, commerce, financial services and streaming

**Local-to-local:** -3% QoQ and +33% YoY. The QoQ comparison is explained by the commerce performance in Mexico (seasonality) and partial volume loss with a large merchant



### TPV by type of product *$ billion*

- Pay-ins[3]
- Pay-outs[4]

**Pay-ins:** +2% QoQ and +49% YoY, with strong performance in on-demand delivery, commerce and streaming, partially offset by ads

**Pay-outs:** +12% QoQ and +61% YoY, driven by remittances and financial services

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency. [3]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [4]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

# Revenue and gross profit



**Revenue** *$ millions*

■ Africa & Asia
■ Latin America

**LatAm:** +7% QoQ and +30% YoY, with QoQ comparison explained by performance in Argentina and Other LatAm markets, partially offset by Mexico.

**Africa & Asia:** +4% QoQ and -9% YoY. The QoQ comparison is explained by Other Africa and Asia markets, particularly Nigeria. YoY negatively affected by devaluations in Egypt and Nigeria.



**Gross Profit** *$ millions*

■ Africa & Asia
■ Latin America

**LatAm:** +5% QoQ and +23% YoY, with QoQ comparison explained by performance in Argentina and Other LatAm markets, partially offset by Brazil and Mexico.

**Africa & Asia:** -7% QoQ and +76% YoY. The QoQ comparison is affected by increased processing costs in Nigeria and South Africa.

# Gross profit by geography

We continue to benefit from the increasing geographic diversification of our operations, which enables us to sustain strong growth momentum, even in the face of short-term challenges in certain markets

| | Gross profit QoQ | | |
|---|---|---|---|
| **Other Latam** | ▲ **+16%** ▲ +61% YoY | 25m \| +3.5m vs. LQ | → Positive performance across different markets, with notable contribution from Chile |
| **Argentina** | ▲ **+16%** ▲ +106% YoY | 11m \| +1.5m vs. LQ | → Revenue growth in addition to increasing advancement volumes (which have higher take rates) and higher FX spreads driven by wider gap between official and parallel rates in Q1'25 vs Q4'24 |
| **Egypt** | ▲ **+2%** ▲ +58% YoY | 16m \| +0.3m vs. LQ | → Lower QoQ volume growth driven by seasonality in the advertising vertical |
| **Mexico** | ▼ **-1%** ▲ +8% YoY | 11m \| -0.1m vs. LQ | → Decreased volumes from commerce players given seasonality and partial volume loss with a large merchant |
| **Brazil** | ▼ **-12%** ▼ -27% YoY | 13m \| -1.8m vs. LQ | → Despite volume growth, gross profit was impacted by one-off incremental processing costs |
| **Other Asia & Africa** | ▼ **-20%** ▲ +121% YoY | 9m \| -2.2m vs. LQ | → Despite volume growth across various countries, gross profit was adversely affected by increased processing costs in Nigeria and South Africa |

# Net take rate QoQ bridge



Growth in higher take rate frontier markets
Higher FX fees in Argentina
1.09%
-0.01%
0.02%
0.01%
-0.05%
0.03%
-0.03%
-0.01%
1.05%
Higher share of payouts, which have lower take rates
Higher share of cross-border
Weakness in key advertising merchant
One-off incremental processing cost in Brazil and South Africa
Lower hedging results vs 4Q24
4Q24
Pay-ins vs Payouts
Cross-border vs Local-to-local
Country Mix
Merchant Mix
Pricing
Cost of serving
Other costs
1Q25


Note: Net take rate is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other costs include hosting expenses, amortization of intangibles, salaries and wages, and hedging results.

# Adjusted EBITDA and operating profit

→ We improved operational leverage this quarter, showcasing our efficiency-driven culture and the inherent efficiency of our business model

→ OPEX: -6 QoQ and +8% YoY. The QoQ comparison is primarily attributed to a reduction in G&A and Tech & Development expenses, partially offset by growth in headcount and increase in Sales & Marketing

→ Operating Profit: +8% QoQ and 70% YoY

→ Adjusted EBITDA: +2% QoQ and 57% YoY, representing an Adjusted EBITDA to Gross Profit ratio of 68%, slightly above Q4, marking the 4th consecutive quarter of improvement



### Adjusted EBITDA[1] evolution
*$ millions*

### Operating profit evolution
*$ millions*



Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

# Net income

Solid net income growth; QoQ comparison explained by positive non-cash mark to market effect related to our Argentine bond investments and lower finance costs



### Net income evolution
*$ millions*

| 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 |
|------|------|------|------|------|
| 18   | 46   | 27   | 30   | 47   |
| 0.06 | 0.15 | 0.09 | 0.10 | 0.15 |

Diluted EPS¹

**US$47M**
▲ +163% YoY ▲ +57% QoQ

### Net income bridge QoQ
*$ millions*

| Net income 4Q24 | Net financial results | Income tax | Other non-recurring ² | Adjusted EBITDA | Others and Other operating loss³ | Share-based compensation | D&A | Net income 1Q25 |
|---|---|---|---|---|---|---|---|---|
| 29.7 | 8.1 | 5.8 | 1.4 | 1.0 | 0.5 | 0.3 | -0.2 | 46.7 |

Note: ¹Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. ² Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025. ³ Others include Impairment loss / gain and Inflation adjustment.

# Free cash flow (FCF)

d·

- → Corporate's cash and cash equivalents position as of March 31, 2025: $356M

- → FCF: +22% QoQ and +200% YoY

Main FCF drivers of the quarter were:

- → Improved operational results, partially offset by normal variability in corporate working capital and higher income tax paid.

- → Increase in Capex, as we continue to invest in technology and product development capabilities to drive growth through new categories, products and feature innovations.

| In millions of US$ | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|
| Cash flows from operating activities before Working Capital and Taxes | 55 | 43 | 63 |
| Changes in Working Capital[1] | (17) | 0 | (9) |
| Income Tax Paid | (7) | (5) | (7) |
| Capex[2] | (5) | (6) | (8) |
| **FCF** | **26** | **33** | **40** |
| **FCF Conversion to Net Income** | **97%** | **109%** | **85%** |

Note: [1] Please refer to page 30 for reconciliation. [2] Capex is determined by acquisitions and additions balances related to PP&E and Intangible Assets.

# Final Remarks

d·local

# Wrapping up

➔ We continue to deliver consistent high top-line growth, with volume growth of over 50% YoY and 5% QoQ

➔ Attractive margin business: inherent operational leverage in our business model. Even with an active investment cycle, we are delivering operational efficiency

➔ Strong cash generation, with 85% of cash conversion in the quarter

➔ The market shows favorable secular trends, driven by both demographic shifts and increasing digital payment adoption in emerging markets

➔ Recent tariff discussions may present a strategic opportunity for us and emerging / frontier markets

➔ We are reaffirming our FY guidance, underscoring our confidence in long-term value creation

d·local

Q&A

Appendix

# TPV breakdown

## by type of product[1]

| In millions of US$ | 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|---|---|
| Pay-ins | 3,657 | 4,273 | 4,632 | 5,340 | 5,442 |
| *As % of total* | *69%* | *71%* | *71%* | *69%* | *67%* |
| Pay-outs | 1,653 | 1,763 | 1,884 | 2,373 | 2,666 |
| *As % of total* | *31%* | *29%* | *29%* | *31%* | *33%* |
| **Total TPV** | **5,310** | **6,035** | **6,516** | **7,714** | **8,107** |

## by type of flow[2]

| In millions of US$ | 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|---|---|
| Cross-border | 2,426 | 2,701 | 3,035 | 3,740 | 4,258 |
| *As % of total* | *46%* | *45%* | *47%* | *48%* | *53%* |
| Local to Local | 2,884 | 3,334 | 3,480 | 3,974 | 3,849 |
| *As % of total* | *54%* | *55%* | *53%* | *52%* | *47%* |
| **Total TPV** | **5,310** | **6,035** | **6,516** | **7,714** | **8,107** |

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

# Revenue breakdown by geography

| In millions of US$ | 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|---|---|
| Brazil | 43.1 | 42.3 | 32.9 | 33.7 | 34.4 |
| Argentina | 13.8 | 20.5 | 26.0 | 25.1 | 28.2 |
| Mexico | 34.0 | 35.8 | 38.9 | 40.5 | 36.7 |
| Other Latam | 34.5 | 40.1 | 47.3 | 53.6 | 63.5 |
| **Latin America** | **125.4** | **138.7** | **145.2** | **152.9** | **162.9** |
| | | | | | |
| Egypt | 39.0 | 15.0 | 18.6 | 21.4 | 22.0 |
| Other Africa & Asia | 20.0 | 17.5 | 22.0 | 30.3 | 31.8 |
| **Africa & Asia** | **59.0** | **32.6** | **40.6** | **51.6** | **53.9** |
| | | | | | |
| **Total Revenue** | **184.4** | **171.3** | **185.8** | **204.5** | **216.8** |

Note: Unaudited quarterly results

# Gross profit breakdown by geography

| In millions of US$ | 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|---|---|
| Brazil | 17.9 | 19.2 | 15.4 | 14.8 | 13.0 |
| Argentina | 5.2 | 7.6 | 6.7 | 9.2 | 10.6 |
| Mexico | 9.9 | 8.8 | 12.8 | 10.9 | 10.8 |
| Other LatAm | 15.6 | 17.9 | 20.7 | 21.6 | 25.1 |
| **Latin America** | **48.6** | **53.5** | **55.6** | **56.4** | **59.5** |
| | | | | | |
| Egypt | 10.3 | 9.8 | 12.3 | 16.0 | 16.3 |
| Other Africa & Asia | 4.1 | 6.5 | 10.2 | 11.3 | 9.1 |
| **Africa & Asia** | **14.4** | **16.3** | **22.6** | **27.3** | **25.4** |
| | | | | | |
| **Total Gross Profit** | **63.0** | **69.8** | **78.2** | **83.7** | **84.9** |

Note: Unaudited quarterly results

# Revenue

## Top 10 merchant revenue[1] ($M) and concentration (%)



1Q24: 120
2Q24: 107
3Q24: 115
4Q24: 128
1Q25: 131

65%  62%  62%  63%  60%

% Share of total revenue

## Revenue composition ($M)

**113%** NRR[2]

1Q24 total revenue: 184

Existing Merchants: 23

New Merchants: 9

1Q25 total revenue: 217

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

# Adjusted EBITDA bridge ($M)



| 1Q25 Operating Profit (IFRS) | Depreciation and amortization | Stock-based Compensation | Other operating loss | Other non-recurring costs | Impairment Loss / (Gain) on Financial Assets | 1Q25 Adjusted EBITDA |
|---|---|---|---|---|---|---|
| 45.8 | 5.1 | 6.0 | 0.4 | 0.1 | 0.4 | 57.9 |

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 27.

# Reconciliation of Profit to Adjusted EBITDA

| $ in thousands | 1Q24 | 4Q24 | 1Q25 |
|---|---|---|---|
| **Profit for the period** | **17,718** | **29,701** | **46,667** |
| Income tax expense | 7,114 | 11,090 | 5,262 |
| Depreciation and amortization | 3,762 | 4,888 | 5,062 |
| Finance income and costs, net | (299) | 1,085 | (6,969) |
| Share-based payment non-cash charges | 4,461 | 6,339 | 6,020 |
| Other operating loss[1] | 1,819 | 1,307 | 422 |
| Impairment loss / (gain) on financial assets | (177) | 533 | 386 |
| Inflation adjustment | 2,368 | 392 | 885 |
| Other non-recurring costs[2] | - | 1,571 | 123 |
| **Adjusted EBITDA** | **36,766** | **56,906** | **57,858** |

Note: Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding finance and income cost, impairment gains/(losses) on financial assets, other operating losses/gain, share-based payment non-cash charges, non recurring transaction expenses and inflation adjustment. [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

# Reconciliation of Net income as reported to Adjusted Net Income

| $ in thousands | 1Q24 | 4Q24 | 1Q25 |
|---|---|---|---|
| **Net income as reported** | **17,718** | **29,701** | **46,667** |
| Inflation adjustment | 2,368 | 392 | 885 |
| Loan - exchange difference | 6,729 | 2,332 | 1,394 |
| Argentina Treasury Notes Hedging Costs | - | 5,536 | 723 |
| Fair value loss / (gain) of financial assets at FVTPL | (10,815) | (5,115) | (7,122) |
| Impairment loss / (gain) on financial assets | (177) | 533 | 386 |
| Share-based payment non-cash charges | 4,461 | 6,339 | 6,020 |
| Other operating loss[1] | 1,819 | 1,307 | 422 |
| Tax settlement from previous periods[2] | - | 4,543 | - |
| Other non-recurring costs[3] | - | 1,571 | 123 |
| Tax effect on adjustments | (1,361) | (1,310) | 1,405 |
| **Adjusted net income** | **20,742** | **45,828** | **50,903** |

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 27). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS. [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] In Q4 2024, income tax was impacted by an income tax settlement related to previous periods, as disclosed in the Q4 2024 Financial Statements. [3] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025. Unaudited quarterly results.

# Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

d.

### As reported

| In millions of US$ | 1Q24 | 1Q25 | YoY Growth |
|---|---|---|---|
| TPV | 5,310 | 8,107 | 53% |
| Revenue | 184.4 | 216.8 | 18% |
| Gross Profit | 63.0 | 84.9 | 35% |

### Constant currency measures

| In millions of US$ | 1Q24 | 1Q25 | YoY Growth |
|---|---|---|---|
| TPV | 5,310 | 9,123 | 72% |
| Revenue | 184.4 | 250.4 | 36% |
| Gross Profit | 63.0 | 100.2 | 59% |

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

# Working Capital (Corporate) Buildup

| $ in millions | 3Q24 | 4Q24 | 1Q25 |
|---|---|---|---|
| Decrease / (increase) in Trade and Other Receivables | 49 | (109) | 21 |
| Decrease / (Increase) in Other assets | (1) | 4 | 1 |
| Increase / (Decrease) in Trade and Other Payables | (49) | (71) | 16 |
| Increase / (Decrease) in Other Liabilities | (7) | (4) | 1 |
| Increase / (Decrease) in Provisions | 0 | 0 | 0 |
| **Changes in working capital** | **(9)** | **(180)** | **39** |
| | | | |
| Decrease / (increase) in Trade Receivables | 48 | (107) | 26 |
| Increase / (Decrease) in Trade Payables | (36) | (74) | 21 |
| Other Tax Liabilities | (4) | 1 | 1 |
| **Changes in Working Capital (Merchant)** | **8** | **(180)** | **48** |
| | | | |
| **Changes in Working Capital (Corporate)** | **(17)** | **0** | **(9)** |

# d·local

Investor Relations Contact
investor@dlocal.com

Media Contact
media@dlocal.com